

April 19, 2022

James Potter
Interim General Counsel
Sovos Brands, Inc.
168 Centennial Parkway, Suite 200
Louisville, CO 80027

> **Re: Sovos Brands, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 13, 2022**
> **CIK No. 0001856608**

Dear Mr. Potter:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Evan Ewing at 202-551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing